Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 21, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018

Dear Ms. Browning:

This amendment is being filed pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of December 19, 2012 and December 20, 2012 regarding Pre-Effective Amendment No. 1 to the Trust’s information statement filing on Form N-14.  The Form N-14 information statement was filed pursuant to Rule 145 under the 1933 Act on November 19, 2012 for the purpose of merging the Buffalo China Fund (the “China Fund” or the “Target Fund”), a series of the Trust, into the Buffalo International Fund (the “International Fund” or the “Acquiring Fund”), also a series of the Trust.  The Trust is filing this Pre-Effective Amendment No. 2 with the revisions discussed herein in response to your comments provided on December 19, 2012 and December 20, 2012.

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that this Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 this day, December 21, 2012, be accelerated to become effective today, December 21, 2012.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Friday, December 21, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.
Staff Comment:  The Staff notes that the Trust has revised disclosure under the sub-heading of the Summary section entitled “Comparison of the China Fund to the International Fund,” to remove the word “substantially” from the statement that the Funds have “substantially similar investment objectives, strategies and risks” to remove the term “substantially.”  The Staff notes that this disclosure should be revised further to clarify with specificity to what extent the Funds’ investment objectives, strategies and risks are similar and/or different.

Response:  The Trust responds by revising the disclosure immediately preceding the “Comparison of the China Fund to the International Fund” table to read as follows:

The following table presents a side-by-side comparison of the Target Fund to the Acquiring Fund.  The Funds have identical investment objectives.  The differences in the Funds’ investment strategies are set forth in the table below under “Investments Strategies” and “Primary Investments.”

2.
Staff Comment: Please revise disclosure regarding the net asset value per share in the “Comparison of the China Fund to the International Fund” table to show the net asset value of each Fund, rather than the net asset value per share.

Response:  The Trust responds by making the requested revision.

3.
Staff Comment: With respect to the discussion of the principal investment strategies of the Acquiring Fund, specifically disclosure related to the Acquiring Fund’s policy of investing internationally, the Staff requests that the disclosure be revised to include a statement that in unfavorable conditions, the Fund will invest no less than 30% of its assets internationally.

Response:  The Trust responds respectfully by declining to add the requested disclosure.  The Trust does so in reliance on guidance provided by the Staff to the Investment Company Institute (the "ICI"), as communicated to ICI Members in a memorandum dated June 4, 2012.  In the June 4, 2012 memorandum, the ICI informed Members of the following Staff interpretation regarding the investment mandate of international funds:  "The staff believes that one effective way to satisfy this mandate is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US.  They do not believe, however, that this approach is compulsory.  Reviewers have been instructed to request that funds “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”  Reviewers may suggest the 40 percent/3 countries test as an example.  Statements to the effect that the fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are also acceptable.  If alternative language is proposed, such as that a fund will invest “to approximately the same extent as the fund’s benchmark index” in non-U.S. securities, reviewers are expected to consider whether such formulations effectively connote the appropriate level of investment outside the US.  The staff noted that these formulations are not intended to prevent a fund from taking “temporary defensive positions” in response to adverse market, economic, political, or other conditions."

The International Fund's existing disclosure states that the Fund will invest "primarily" in non-U.S. securities.  Accordingly, the Trust believes that the current policy set forth in the International Fund's investment strategy fits within the guidance provided by the Staff to the ICI.

4.
Staff Comment:  With respect to the disclosure under the sub-section entitled “Reasons for the Reorganization” in the “Information About the Reorganization” section of the Information Statement, please revise disclosure related to economies of scale to clarify that such economies are anticipated, rather than “resulting”, and state specifically any additional factors that led the Board to its conclusion that the Reorganization is in the best interest of the Funds, rather than using the open-ended statement of “other factors and information considered to be relevant.”

Response:  The Trust responds by revising the appropriate disclosure to read as follows:

“After consideration of the factors noted above, together with the anticipated increase in economies of scale and lower fees and expenses, the Board determined that the Reorganization is in the best interests of the Target Fund and Acquiring Fund shareholders.”

The Trust responds further by stating supplementally that all factors considered by the Board of Trustees have been included in the disclosure preceding this statement, and as such has removed the statement of “other factors and information considered to be relevant” entirely.

5.
Staff Comment:  With respect to disclosure related to the sale of portfolio assets of either the China Fund or International Fund in connection with the Reorganization, please confirm whether either Fund will sell any portfolio assets.  If assets will be sold, please include specific disclosure relating to any commissions or transactional expenses related to the sale of such assets.  If securities will not be sold, please revise disclosure accordingly.

Response:  The Trust responds by stating supplementally that no portfolio assets will be sold by either Fund in connection with the Reorganization.  The Trust responds further by revising all related disclosures in the information statement to state that no portfolio assets will be sold in connection with the Reorganization.

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I trust that the above response and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Barry E. Koster

Barry E. Koster
Chief Compliance Officer
Buffalo Funds